UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group confirms net loss of CHF 1.3 billion in the third quarter of 2008

Confirmation of provisional 3Q08 results announced on October 16, 2008

Strong operating results and sustained asset inflows in Private Banking: net new assets of CHF 14.5 billion, with strong contributions from both Wealth Management and the Swiss Corporate & Retail Banking business

Pre-tax loss of CHF 3.2 billion in Investment Banking, reflecting writedowns of CHF 2.4 billion in the leveraged finance and structured products businesses and exceptionally adverse trading conditions in September

Continued reduction of risk exposures to assets most severely impacted by the dislocation in the mortgage and credit markets

Solid results in some businesses in Investment Banking, including global rates, foreign exchange, electronic trading and prime services

Zurich, October 23, 2008 Credit Suisse Group reported a net loss of CHF 1,261 million in the third quarter of 2008, as indicated on October 16, 2008, compared with net income of CHF 1,302 million in the third quarter of 2007. Core net revenues were CHF 3,109 million, down 48% from the third quarter of 2007.

Brady W. Dougan, Chief Executive Officer, said: “The financial services sector witnessed unprecedented market disruption in September and extraordinary changes to the competitive landscape. These events led to a very difficult operating environment, particularly in investment banking. The result in Investment Banking reflects further writedowns in our leveraged finance and structured products businesses and other losses resulting from the exceptionally adverse trading conditions in September. This led to an overall net loss for Credit Suisse in the third quarter. While understandable in the context of the market environment, this result is clearly disappointing.”

He added: “The strong inflow of net new assets in Private Banking underscores the trust that clients place in Credit Suisse. Consistent with our strategy, we will continue to invest in Private Banking and transform Investment Banking, reducing our overall risk and diversifying our revenue streams. We expect the market environment to remain very challenging and we are cautious with regard to the outlook for the fourth quarter.”

Media Release
October 23, 2008 Page 2/6

Financial Highlights
in CHF million	3Q08	2Q08	3Q07	Change in %	Change in %
				vs 2Q08	vs 3Q07
Net income/(loss)	(1,261)	1,215	1,302	-	-
Diluted earnings per share (CHF)	(1.22)	1.12	1.18	-	-
Return on equity	(13.1)%	13.2%	12.4%	-	-
Tier 1 ratio (end of period) 1)	10.4%	10.2%	12.0%	-	-
Core results 2)
Net revenues	3,109	7,830	6,020	(60)	(48)
Provision for credit losses	131	45	4	191	-
Total operating expenses	5,471	6,214	4,733	(12)	16
Income/(loss) before taxes	(2,493)	1,571	1,283	-	-
1) Under Basel II from January 1, 2008; prior periods are reported under Basel I and are therefore not comparable.

2) Core results include the results of the three segments and the Corporate Center, excluding revenues and expenses in respect of minority interests in which we do not have a significant economic interest.

Segment Results

Private Banking

Private Banking, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported income before taxes of CHF 789 million in the third quarter of 2008, a decrease of 39% from the third quarter of 2007.

The Wealth Management business reported income before taxes of CHF 389 million in the third quarter of 2008, down 57% from the third quarter of 2007. The third-quarter 2008 result included provisions of CHF 310 million related to settlement agreements for auction rate securities (ARS). Excluding these provisions, income before taxes was CHF 699 million, down 22% from the third quarter of 2007. Net revenues declined 9%, reflecting a decrease in both recurring and transaction-based revenues. Total operating expenses were up 21% compared with the third quarter of 2007 and were slightly lower excluding the ARS provisions. As part of its ongoing strategic investment in the expansion of its global franchise, Credit Suisse hired 110 relationship managers during the quarter, further strengthening its professional team. The pre-tax income margin was 18.2% in the third quarter of 2008, or 32.7% excluding the ARS provisions, compared with 38.4% in the same period of 2007.

The Corporate & Retail Banking business reported income before taxes of CHF 400 million in the third quarter of 2008, up 3% from the third quarter of 2007. Net revenues were strong, up 3% from the same period of the previous year. Net provisions for credit losses were CHF 10 million compared with net releases of CHF 16 million in the third quarter of 2007. Total operating expenses were flat. The pre-tax income margin was 39.6% in the third quarter of 2008, compared with 39.7% in the third quarter of 2007.

Investment Banking

In Investment Banking, the loss before taxes was CHF 3,225 million in the third quarter of 2008, compared with income before taxes of CHF 6 million in the third quarter of 2007. Net revenues were negative CHF 515 million compared with positive CHF 2,097 million in the third quarter of 2007, due to the widespread market disruption, particularly in September, that adversely affected most businesses

Media Release
October 23, 2008 Page 3/6

within Investment Banking. The third-quarter 2008 result included combined net writedowns of CHF 2,428 million in the leveraged finance and structured products businesses.

Fixed income trading revenues were significantly lower in the third quarter of 2008 compared with the same period of 2007, primarily reflecting the above-mentioned net writedowns and losses in the corporate lending business. The results also included net writedowns from Credit Suisse’s investments in the preferred shares and hybrid capital securities of certain financial institutions and losses in commodities. Partially offsetting the results were strong revenues in the global rates and foreign exchange businesses. Equity trading revenues declined substantially from the third quarter of 2007, primarily due to significant losses in convertibles and Credit Suisse’s long/short and event and risk arbitrage strategies, as well as weaker results in global cash equities. These results were partially offset by good performance in prime services and equity derivatives. Fixed income and equity trading benefited from fair value gains of CHF 1,876 million due to widening credit spreads on Credit Suisse debt. The underwriting and advisory businesses produced lower revenues compared with the third quarter of 2007, in line with the overall decline in market activity.

Net valuation adjustments and exposures in Investment Banking

In the third quarter of 2008, combined net writedowns in the leveraged finance and structured products businesses were CHF 2,428 million.

Net valuation adjustments
in CHF million	3Q08	2Q08	3Q07
Leveraged finance	(870)	(86)	(658)
Commercial mortgage-backed securities (CMBS)	(1'006)	(477)	(193)
Residential mortgage-backed securities (RMBS) and collateralized debt obligations (CDO)	(552)	541	(368)
Total	(2'428)	(22)	(1'219)

Risk exposures
in CHF billion	End of	End of	End of	Change in %	Change in %
	3Q08	2Q08	3Q07	vs. 2Q08	vs. 3Q07
Leveraged finance	11.9	14.3	59.2	(17)	(80)
Commercial mortgages	12.8	15.0	35.9	(15)	(64)
Residential mortgages and subprime CDO	6.8	6.5	16.2	5	(58)

Asset Management

In Asset Management, the loss before taxes was CHF 58 million in the third quarter of 2008, compared with income before taxes of CHF 45 million in the third quarter of 2007. The loss reflected private equity and other investment-related losses of CHF 109 million and net writedowns from securities purchased from Credit Suisse’s money market funds of CHF 36 million. Compared with the third quarter of 2007, net revenues decreased 24%, or 12% before the above-mentioned private equity and other investment-related losses and net writedowns from the purchased securities. Total operating expenses declined 7% from the third quarter of 2007, as higher compensation and benefits were offset by lower general and administrative expenses. In the third quarter of 2008, the pre-tax income margin was negative 12.8% compared with positive 7.6% in the year-earlier period. The fair value of Credit

Media Release
October 23, 2008 Page 4/6

Suisse’s balance sheet exposure from the purchased securities was CHF 1.0 billion at the end of the third quarter of 2008, down 33% from the second quarter of 2008.

Segment Results
in CHF million		3Q08	2Q08	3Q07	Change in %	Change in %
					vs. 2Q08	vs. 3Q07
Private	Net revenues	3,148	3,265	3,325	(4)	(5)
Banking	Provision for credit losses	13	(5)	(17)	-	-
	Total operating expenses	2,346	2,050	2,053	14	14
	Income before taxes	789	1,220	1,289	(35)	(39)
Investment	Net revenues	(515)	3,740	2,097	-	-
Banking	Provision for credit losses	119	50	20	138	495
	Total operating expenses	2,591	3,409	2,071	(24)	25
	Income/(loss) before taxes	(3,225)	281	6	-	-
Asset	Net revenues	453	739	594	(39)	(24)
Management	Provision for credit losses	0	0	0	-	-
	Total operating expenses	511	572	549	(11)	(7)
	Income/(loss) before taxes	(58)	167	45	-	-

Net New Assets

Private Banking recorded net new assets of CHF 14.5 billion in the third quarter of 2008, including net new assets of CHF 11.3 billion in the Wealth Management business, which represented a rolling four-quarter average growth rate of 6.2%, mainly from Europe, Middle East and Africa (EMEA), the Americas and Asia Pacific. Asset Management reported net asset outflows of CHF 16.5 billion in the third quarter of 2008, as inflows of CHF 2.2 billion in alternative investments were offset by outflows in other asset classes. The Group’s total assets under management were CHF 1,370.0 billion as of September 30, 2008, down 12.8% from September 30, 2007, primarily reflecting adverse market and foreign exchange-related movements.

Benefits of the integrated bank

In the third quarter of 2008, Credit Suisse generated CHF 1.5 billion in revenues from cross-divisional activities, bringing the year-to-date total to CHF 4.0 billion.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 50,000 people. Credit Suisse is comprised of a number of legal entities around the world and is headquartered in Zurich. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;

Media Release
October 23, 2008 Page 5/6

•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2008 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Report 3Q08.

Media Release
October 23, 2008 Page 6/6

Presentation of Credit Suisse Group’s third-quarter 2008 results via audio webcast and telephone conference

Date	Thursday, October 23, 2008

Time	10:00 Zurich / 09:00 London / 04:00 New York

Speakers	Brady W. Dougan, Chief Executive Officer Renato Fassbind, Chief Financial Officer Paul Calello, CEO Investment Banking The presentations will be held in English

Audio webcast	www.credit-suisse.com/results

Telephone	Switzerland:	+41 44 580 40 01
	Europe:	+44 1452 565 510
	US:	+1 866 389 9771
Reference: Credit Suisse Group quarterly results

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentations.

Playbacks	Playback available approximately 2 hours after the event at www.credit-suisse.com/results or on the telephone numbers below:

Telephone replay available approximately 2 hours after the event:
	Switzerland:	+41 44 580 34 56
	Europe:	+44 1452 55 00 00
	US:	+1 866 247 4222
Conference ID: 66239252#

Third Quarter Results 2008

Zurich

October 23, 2008

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-
F for the fiscal year ended December 31, 2007 filed with the US Securities and Exchange
Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's third quarter report 2008.

Slide 2

          Third quarter 2008 results

          Renato Fassbind, Chief Financial Officer

          Investment Bank results update

          Paul Calello, Chief Executive Officer Investment Bank

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan

Slide 3

          Third quarter 2008 results

          Renato Fassbind, Chief Financial Officer

          Investment Bank results update

          Paul Calello, Chief Executive Officer Investment Bank

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan

Slide 4

Pre-tax results by division

Asset Management

Pre-tax income in CHF m

Investment Banking

Private Banking

(3,225)

281

45

167

(58)

1,289

1,220

789

3Q07

2Q08

3Q08

Strong asset gathering with
CHF 14.5 bn of net inflows

Successful hiring trends in
international locations

Continue to implement
international growth strategy

Writedowns of CHF 2.4 bn in
leveraged finance and
structured products

Several businesses affected by
extremely adverse trading
conditions in September

Stable fee-based gross
margin

Strong inflows in alternative
investments

Reduced 'liftout' assets

1) Excluding provisions of CHF 310 m relating to settlement agreements for auction rate securities

6

1,099

1)

Slide 5

Wealth Management with resilient recurring revenues and
gross margin

Net revenues

CHF m

7,107

6,728

2,344

2,278

2,137

9M07

9M08

3Q07

2Q08

3Q08

Gross margin on assets under management

115

114

112

116

109

9M07

9M08

3Q07

2Q08

3Q08

36

29

30

30

25

79

85

82

86

84

basis points

(4%)

(23%)

+3%

(24%)

(5%)

(9%)

Transaction-based

Recurring

Transaction-based

Recurring

Slide 6

Strong net new asset growth in Wealth Management

Net new assets (NNA)

CHF bn

9M08

40.2

EMEA

Asia Pacific

Americas

Switzerland

12.2

8.9

10.0

9.1

2Q08

3Q07

4Q07

1Q08

3Q08

13.5

9.7

12.0

15.4

6.2%
rolling four qtr
NNA growth
rate

11.3

Slide 7

Wealth Management continues to attract top talent

Relationship managers

at period-end

Since 2007 entered 4 new local
markets and opened 14 new offices
globally

More than 40% of current net new
assets from hires made over the last
three years

Investments into international
growth of above CHF 350 m
annually

+110 in
3Q08

2,540

3,140

3,480

4,100

2004

2007

Goal
2010

3Q08

+200 p.a.

+340 in
9M08

Slide 8

Corporate & Retail Banking achieves strong and stable results

Pre-tax income

CHF m

Strong results reflect stable economic
environment in Switzerland

Net new assets of CHF 3.2 bn from
Swiss institutional and retail clients

9M07

9M08

3Q07

1,220

Pre-tax income margin in %

       41.5              41.3             39.7               39.5            39.6

2Q08

3Q08

1,254

389

390

400

+3%

+3%

+3%

Slide 9

(44.0)

Asset Management with good inflows in higher margin
businesses

Assets under management

CHF bn

Asset
Management
Division

Multi-asset
class solutions
(MACS)

  Global
  investors (GI)

Alternative
investment
strategies (AI)

Net new assets

2.2

(13.6)

(16.5)

Gross margin by asset class

Before gains/losses from money market funds and
private equity in 3Q08

(5.1)

CHF bn

578

255

153

170

39

24

37

67

(40.5)

11.9

(8.4)

1) Including CHF 23.9 bn outflows from  the institutional pension advisory business and money market funds

1)

1)

3Q08

9M08

Slide 10

261

288

Solid funding structure

Asset and liabilities by category

Private banking and other customer deposits

CHF bn

CHF bn at end of 3Q08

1,394

1,394

Assets

Capital & liabilities

Reverse           379

repo

Trading            515

and liquid

assets

Loans                239

Other                 261

Repo                  338

Trading            187

Short-term    114

Long-term     165
debt

Private              288

banking & other
deposits

Other                 263

Equity  39

121%

coverage

1Q07

2Q07

2Q08

1Q08

4Q07

3Q07

3Q08

+10%

Slide 11

Capital strength as competitive advantage

1Q08

2Q08

3Q08

Tier 1 capital and tier 1 capital ratio

32.2

29.4

30.8

Core tier 1
capital

Hybrid tier 1
capital

13.7%

9.8%

10.2%

Tier 1
capital ratio

(CHF bn and %)

Dramatic changes in the strategic
landscape of the financial services
industry with increased capital
requirements

Have taken pro-active steps by
raising CHF 10 bn of capital

Strongly positioned to continue
building client franchises and take
advantage of targeted growth
opportunities

42.2

3Q08
proforma

10.4%

Slide 12

          Third quarter 2008 results

          Renato Fassbind, Chief Financial Officer

          Investment Bank results update

          Paul Calello, Chief Executive Officer Investment Bank

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan

Slide 13

Investment Banking results

Investment bank reported a third quarter loss of CHF 3.2 bn

Further reduction of risk exposures

Writedowns on CMBS, leveraged finance and other structured
products exposures of CHF 2.4 bn

Losses and fair value declines incurred as a consequence of
extremely adverse trading conditions

Slide 14

Further exposure reduction but additional writedowns due to
deteriorating credit markets

Business area (in CHF bn)

Change

Exposures

1) Index hedges of CHF 7.0 bn (2Q08; CHF 6.6 bn) held in the origination areas. Hedges reference non-investment grade, crossover credit and mortgage indices only;

excludes other indices (e.g. investment grade) and single name hedges;  trading based hedges embedded in the net exposures shown above

2) Global non-agency business, including higher quality residential mortgage segments (Alt-A and prime); CDO trading positions relate to US subprime only.

Total US subprime gross long positions of CHF 6.2 bn (2Q08; CHF 6.3 bn) and short positions of CHF 4.1bn (2Q08; CHF 4.4 bn)

3Q08

Origination-
based

(exposures
shown gross)

Trading-
based

(exposures
shown net)

2Q08

Net (writedowns)/
writebacks

3Q08

2Q08

Slide 15

2)

1)

Leveraged finance

11.9

14.3

(17%)

(0.9)

(0.1)

Commercial mortgages

12.8

15.0

(15%)

(1.0)

(0.5)

Residential mortgages and

CDO Trading

6.8

6.5

5%

(0.5)

+0.5

of which US subprime

2.1

1.9

11%

Total

(2.4)

(0.0)

Substantial exposure reduction continues

Leveraged finance

Commercial mortgages

3Q07

4Q07

59

35

(80)%

36

26

(64)%

CHF bn

21

1Q08

19

14

15

2Q08

3Q08

12

13

3Q07

4Q07

1Q08

2Q08

3Q08

Unfunded

Funded

Continue to reduce pre-Sept 2007
commitments (CHF 10.7 bn)

Focus on smaller, “fast-to-market”
deals lead-managed by Credit Suisse

Avoid larger, multi-bank deals
particularly if extended regulatory
approval is required

Continue to reduce exposures,
including portfolio sales

Future business to be focused on
more liquid US markets and trading

Risk reduction plan

CHF bn

Slide 16

CHF bn

Significant 3Q08 trading losses

Financial
institutions
securities

(0.4)

Area

Conservatorship led to losses in GSE preferred securities and resulted in loss of confidence in similar securities of other financial institutions

Convertible
securities

(0.7)

Short selling restrictions and deleveraging contributed to
broader sell-off in this asset class

Long/
short

(0.5)

Collateral sales following the default events in September led to reduced valuations across many assets and arbitrage
strategies

Exacerbated by subsequent deleveraging by hedge funds

Event
and risk
arbitrage

(0.1)

Comment

GSE = Government Sponsored Enterprises

Slide 17

Equity
trading
strate-
gies

10

15

20

25

Dec-07

Mar-08

Jun-08

Sep-08

0

10

20

30

40

50

Dec-07

Mar-08

Jun-08

Sep-08

FRE 5.7 R

FNM 8.25 S

Financial institutions preferred and hybrid securities

Conservatorship led to losses in preferred
securities of Fannie Mae and Freddie Mac

Resulted in loss of confidence in similar securities
of other financial institutions

Consequent loss of CHF 367 m related to
investments in preferred and hybrid securities

GSE preferreds market conditions

Financial services preferreds market conditions

Risk reduction plan

Investment by US Government in the major
US banks has stabilized this asset class

Work down positions, eliminating approx.
USD 500 m of preferred securities positions

Wachovia hybrid and preferred index

Slide 18

130

140

150

160

Dec-07

Mar-08

Jun-08

Sep-08

Significant decline in convertible valuations in
September

Short selling restrictions impacted trading in
convertible securities of financial stocks

Deleveraging by hedge funds contributed to
broader sell-off in this asset class,
exacerbated by more limited funding eligibility

Consequent loss of CHF 706 m in our
convertibles trading books

Convertible securities

Substantially reduce size of convertibles trading
book, focusing business on client flow facilitation
and supporting primary issuance

Trading book has been reduced by 17% in 3Q08
– will be reduced significantly further by 1Q09

Risk reduction plan

Convertibles market conditions

Jefferies active convertible index

Slide 19

Equity trading strategies

Risk aversion and accelerated deleveraging by
market participants led to reduced valuations
across many assets and arbitrage trades

Fundamental long/short trading lost CHF 469 m
in 3Q08, with a further CHF 140 m lost in a
combination of risk arbitrage and event positions

Overall
Index

Long/short
equity index

Event driven
index

(10)%

(13)%

(8)%

Fundamental long/short trading positions
reduced in size by over 50% since 2Q08 and
will be cut further

Event and risk arbitrage trading positions have
also been reduced during 2008

Resulting business will be significantly smaller
and focused on more liquid strategies, including
statistical arbitrage trading, which continued to
be profitable in 3Q08

Risk reduction plan

Tremont Indices 3Q08: Market performance

Slide 20

Corporate loan book marked down on a fair value basis

Corporate loan book is a diversified portfolio of
term loans and commitments marked on a fair
value basis; 79% investment grade

Deterioration in the credit markets resulted in a
CHF 1.4 bn fair value decline in loan valuation,
which was only partly offset by CHF 0.5 bn gain
on the related CDS single name and index
hedges

In these market conditions, fair value is a more
conservative approach than accrual accounting
in which revaluation of loans are only recognized
when credit is impaired

Current credit experience remains good with
very limited defaults in 3Q08; however, default
rates implied by current market prices (and
reflected in our fair value marks) are significantly
higher than in any major recent recession

Actual revenues under fair value accounting (in CHF m)

Proforma revenues under accrual accounting (in CHF m)

3Q08

9M08

MTM loans, other

CDS gains

3Q08

9M08

MTM loans, other

CDS gains

(1,431)

(2,079)

+509

+855

+53

+143

+509

+855

Slide 21

Net revenues

3Q08

(922)

9M08

(1,224)

Net revenues

3Q08

+562

9M08

+998

Strong growth in client businesses

Record volumes set in September
across global AES

Credit Suisse's CrossFinder
product is the #2 dark pool trading
tool in the U.S. (more than 160
million shares/day crossed)

Trend for increasing number of
financial products will move to
electronic trading platforms

335

2Q

1Q

2Q

4Q

3Q

1Q

3Q

Electronic trading revenues

Global rates/FX revenues

CHF bn

CHF m

CHF m

Prime services client balances

+52%

2007

2008

2Q

1Q

2Q

4Q

3Q

1Q

3Q

+108%

2007

2008

1,080

369

2Q

1Q

2Q

4Q

3Q

1Q

3Q

+74%

2007

2008

Record results in 3Q08 due to
high volatility with wider bid/offer
spreads and significant
rebalancing by clients

Significant profits in intraday
trading with minimal risk and
client crossing

Strong growth in client balances and
new client mandates

Balances increased 44% in 9M08, and
CHF 117 bn in 3Q08; over 60% from
new clients with majority of remainder
from long-time targets

Credit Suisse viewed as strong
counterparty and “safe haven” given
strength of funding and liquidity

Remain selective; 40% acceptance rate

1) Excluding derivative rate exposures

Slide 22

1)

Active reduction in risk capital usage and trading risks

Risk-weighted assets (in USD bn)

Investment Bank Basel 2 risk-weighted
assets reduced by USD 43 bn or 18%
during 9M08

Total Investment Bank trading VaR down
15% vs. peak in 2Q08

When adjusted for methodology and data
set changes, VaR has been reduced by
42% since 1Q08

March-30

2008

Sept-30

2008

June-30

2008

Dec-31

2007

236

193

230

214

Positioning

Dataset /
methodology effect

1Q07

2Q07

4Q07

1Q08

3Q08

3Q07

2Q08

Average Value-at-Risk (in USD m)

62

90

79

150

174

186

158

Slide 23

Priorities for Investment Banking 2008 to 2009

Priorities

Key initiatives

   Drive efficiency

Ongoing focus on reducing non-compensation
expenses

Implementing risk capital-adjusted compensation model

   Increase client revenues

Developing less capital-intensive client businesses

Increased collaboration revenues with Private
Banking and Asset Management

   Reduce risk and volatility

Accelerate risk reduction program in 4Q08 and 2009

Continue to diversify business mix to reduce
fundamental volatility

Slide 24

          Third quarter 2008 results

          Renato Fassbind, Chief Financial Officer

          Investment Banking results update

          Paul Calello, Chief Executive Officer Investment Banking

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 25

Supplemental information

Fixed income trading with significant valuation reductions

Fixed income trading net revenues

CHF m

6,568

514

320

(2,365)

(1,109)

3Q08 affected by net valuation reductions
in commercial mortgages, leveraged
finance and other structured products
totaling CHF 2.2 bn

Results also reflected losses in the
corporate lending business of CHF 922 m
and writedowns of CHF 367 m resulting
from investments in preferred shares and
hybrid capital securities of certain financial
institutions

Strong revenues in global rates, foreign
exchange and global high grade

3Q08 fair value gain on own debt of
CHF 1,688 m

9M07

9M08

3Q07

2Q08

3Q08

1) Further writedowns of CHF 0.2 bn are recorded in debt underwriting and other revenues

Slide 28

1)

Equity trading impacted by extreme market volatility

Equity trading net revenues

CHF m

9M07

9M08

3Q07

2Q08

3Q08

5,683

1,037

2,255

3,799

165

Decline primarily due to losses of CHF 706 m in
convertibles reflecting the adverse impact of short
selling restrictions

Results also reflected losses of CHF 469 m in
fundamental long/short equity and CHF 140 m event
and risk arbitrage strategies

Lower revenues in global cash business due to
weaker 3Q08 markets despite continued momentum
in AES

Strong revenues in equity derivatives, driven by
strength in all regions and products

Prime services showed exceptionally strong growth
in client balances and new client mandates.
Balances have increased by 44% YTD 2008,
including CHF 117 bn in 3Q08

Q08 fair value gain on own debt of CHF 188 m

Slide 29

Underwriting fees adversely affected by seasonality and market conditions

Underwriting fees

CHF m

9M07

9M08

3Q07

2Q08

3Q08

1,523

85

216

87

439

Advisory and other fees

CHF m

9M07

9M08

3Q07

2Q08

3Q08

1,583

440

364

358

1,118

1,051

605

327

245

188

Debt underwriting

Equity underwriting

Slide 30

Leveraged finance exposures

Total exposure down 17% to CHF 11.9 bn
during 3Q08, driven primarily by continued
sales activity (down 25% in USD)

All positions are fair valued with typical loan
prices below 75% of par; bonds valued even
lower

Term financing used only in a small proportion
of sales (cumulative total of CHF 4.1 bn)

High proportion (70%) of exposure is senior
secured lending

Gross exposure     (CHF bn)

Roll-forward (CHF bn)

1)  Non-investment grade exposures, at fair value

2)  Figures exclude term financing to support certain sales transactions

3Q08

2Q08

Unfunded

Funded

3Q08

2Q08

(CHF m)

Slide 31

2)

1)

Unfunded commitments

8.9

11.0

Funded positions

2.8

3.0

Equity bridges

0.2

0.3

Total gross exposure

11.9

14.3

Net writedowns

(0.9)

(0.1)

Exposures 2Q08

11.0

3.0

New exposures

3.4

–

Fundings

(5.3)

5.3

Sales, terminations,

writedowns and FX

(0.2)

(5.5)

Exposures 3Q08

8.9

2.8

Commercial mortgage (CMBS) exposures

Gross exposure reduced 15% to CHF 12.8 bn
during 3Q08 (down 22% in USD)

Continued challenging market environment leading
to further write-downs across all regions

Positions carried at fair value, taking into
consideration prices for cash trading and relevant
indices (e.g. CMBX), as well as specific asset
fundamentals

CHF 2 bn of loan sales; CHF 0.8 bn in Asia

Average origination loan-to-value at approximately
70%

(CHF bn)

3Q08

2Q08

Roll-forward of exposure (CHF bn)

Net writedowns

2Q08

1)   Includes both loans in the warehouse as well as securities in syndication

(CHF bn)

3Q08

(0.5)

(1.0)

Slide 32

1)

Warehouse exposure

12.8

15.0

Exposure 2Q08

15.0

New loan originations

0.2

Sales, terminations,

writedowns & FX

(2.4)

Exposure 3Q08

12.8

Commercial mortgage (CMBS) portfolio analysis

Total exposure by geography

Asia

19%

Germany

29%

US

28%

Exposure by loan type

Office 40%

Retail 21%

Hotel  14%

Other 5%

Healthcare 7%

Multifamily 12%

Industrial 1%

Weighted average loan-to-value (LTV) ratio

Europe

US

Asia

Total

73

58

71

69

%

Portfolio is well-diversified with solid LTV
origination ratios

Exposure to continental Europe at 50% of
the portfolio, with the largest contribution
from Germany

Development loans are less than 5% of our
portfolio with an average LTV of 54%

UK

3%

Other continental
Europe
21%

Slide 33

Residential mortgages and CDO trading

Exposures are fair valued based on market
levels

Exposures modest in overall scale; largely
unchanged versus 2Q08 (down slightly in
USD terms)

Net loss in 3Q08 includes

Markdowns in Europe for ongoing trading
(i.e. excludes CDO trading run-off book)

Run-off CDO portfolio losses with basis
risks widening

3Q08

2Q08

Net exposure       (CHF bn)

3Q08

2Q08

1) All non-agency business, including higher quality segments and CDO subprime only

(CHF bn)

Slide 34

1)

Net (writedowns)/writebacks

(0.5)

+0.5

US subprime

2.1

1.9

US Alt-A

1.1

1.1

US prime

0.9

0.7

Europe

1.8

2.1

Asia

0.9

0.7

Total net exposure

6.8

6.5

US subprime vintage, rating and sensitivity analysis

Exposure to “basis risk” between long and
short positions remains steady

Some exposure to basis risks if values shift
among vintage / rating buckets, but
buckets are relatively well-balanced

Sample sensitivities to possible adverse
market developments shown at lower left

Exposure    (CHF bn)

Long

Short

Net

Sensitivities (CHF bn)

Net exposures by vintage and rating

(CHF bn)

Note: Exposure to securities only, excluding loans

Slide 35

3Q08

6.2

(4.1)

2.1

of which legacy CDO

2.8

(1.8)

1.0

2Q08

6.3

(4.4)

1.9

of which

3.0

(1.5)

1.5

Potential scenario

Estimated loss

20% drop in ABS subprime

(0.4)

10% wider cash/CDS basis

(0.4)

2006 vintage outperforms by 10%

(0.1)

AAA underperforms by 10%

(0.1)

Vintage

Pre 2006

2006

2007

AAA

0.5

(0.6)

1.5

AA

0.3

(0.4)

–

A

0.2

–

–

BBB and below

0.2

(0.1)

Asset Management: money market “liftout” portfolio

Gross exposure (CHF bn)

3Q08

Securities transferred to bank balance sheet

Roll-forward of exposure (CHF bn)

2Q08

3Q08

2Q08

No additional liftouts during 3Q08

Redemption pressure for money market
funds in September led to USD 2.2 bn
investment in units issued by a fund

Portfolio reduced by 33% in 3Q08 largely
due to restructuring and sale of a SIV
position

Positions now carried at a weighted
average value of approx. 56% to par

We continue to focus on reducing positions
while maximizing value

(CHF bn)

Slide 36

Structured Inv. Vehicles (SIVs)

0.7

1.1

Asset Backed Securities (ABS)

0.2

0.2

Corporates

0.1

0.2

Total

1.0

1.5

of which subprime-related

0.1

0.2

Exposure 2Q08

1.5

Sales, maturities, writedowns and FX

(0.5)

Exposure 3Q08

1.0

Net (writedowns)/writebacks

(0.0)

0.1

Additional information

Valuation gains/(reductions) on structured products businesses and leveraged loan commitments are included in Investment Banking net revenues as follows:

2Q08

1Q08

9M08

2007

3Q08

Description

CHF m

Slide 37

Net revenues

(2,428)

(22)

(5,281)

(7,731)

(3,187)

of which

Fixed income trading

(2,236)

(391)

(4,523)

(7,150)

(2,283)

Net value gains/(reductions)

from structured products

and leveraged finance

Debt underwriting

(68)

61

(49)

(56)

(349)

Net value gains/(reductions)

from structured products

and fee revenues/(losses)

from leveraged finance

Other revenues

(124)

308

(709)

(525)

(555)

Net value gains/(reductions)

from leveraged finance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: October 23, 2008
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse